                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)


                      Harris Computer Systems Corporation
                   -----------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   413947102
                              -------------------
                                 (CUSIP Number)


                              Andrew S. Paul, Esq.
                        c/o Tudor Investment Corporation
                         One Liberty Plaza (51st Floor)
                           New York, New York  10006
                                 (212) 602-6700
                   ----------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 7, 1996
               -------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

- ---------------------
CUSIP NO. 413947102
- ---------------------
- ------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Tudor Investment Corporation
     TIN: 22-2514825
- ------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
- ------------------------------------------------------------
3.   SEC USE ONLY

- ------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
- ------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
- ---------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
- ---------------------------------------------------------
                           7  SOLE VOTING POWER
  NUMBER OF                   0
    SHARES           -----------------------------------
BENEFICIALLY               8  SHARED VOTING POWER
  OWNED BY                    451,500
    EACH             -----------------------------------
 REPORTING                 9  SOLE DISPOSITIVE POWER
   PERSON                     0
    WITH             -----------------------------------
                          10  SHARED DISPOSITIVE POWER
                              451,500
- ------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    451,500
- ------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
- ------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7.5%
- ------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
- ------------------------------------------------------------

- ---------------------
CUSIP NO. 413947102
- ---------------------
- ------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Paul Tudor Jones, II
     TIN:
- ------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
- ------------------------------------------------------------
3.   SEC USE ONLY

- ------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
- ------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
- -------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
- -------------------------------------------------------------------------
                       7  SOLE VOTING POWER
  NUMBER OF               0
    SHARES       -----------------------------------
BENEFICIALLY           8  SHARED VOTING POWER
  OWNED BY                451,500
    EACH         -----------------------------------
 REPORTING             9  SOLE DISPOSITIVE POWER
   PERSON                 0
    WITH         -----------------------------------
                      10  SHARED DISPOSITIVE POWER
                          451,500
- ------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    451,500
- ------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
- ------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7.5%
- ------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
- ------------------------------------------------------------

- ---------------------
CUSIP NO. 413947102
- ---------------------
- ------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Raptor Global Fund Ltd.
     TIN:  n/a
- ------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
- ------------------------------------------------------------
3.   SEC USE ONLY

- ------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
- ------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
- ---------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
- ---------------------------------------------------------------
                                 7  SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------
BENEFICIALLY                     8  SHARED VOTING POWER
  OWNED BY                          146,600
    EACH                   -----------------------------------
 REPORTING                       9  SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------
                                10  SHARED DISPOSITIVE POWER
                                    146,600
- ------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    146,600
- ------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
- ------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    2.4%
- ------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
- ------------------------------------------------------------

- ---------------------
CUSIP NO. 413947102
- ---------------------
- ------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Raptor Global Fund L.P.
     TIN: 13-3735415
- ------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
- ------------------------------------------------------------
3.   SEC USE ONLY

- ------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
- ------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
- ---------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
- ---------------------------------------------------------
                           7  SOLE VOTING POWER
  NUMBER OF                   0
    SHARES           -----------------------------------
BENEFICIALLY               8  SHARED VOTING POWER
  OWNED BY                    77,400
    EACH             -----------------------------------
 REPORTING                 9  SOLE DISPOSITIVE POWER
   PERSON                     0
    WITH             -----------------------------------
                          10  SHARED DISPOSITIVE POWER
                              77,400
- ------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    77,400
- ------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
- ------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    1.3%
- ------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
- ------------------------------------------------------------

- ---------------------
CUSIP NO. 413947102
- ---------------------
- ------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Tudor Arbitrage Partners L.P.
     TIN:  13-3496979
- ------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
- ------------------------------------------------------------
3.   SEC USE ONLY

- ------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
- ------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
- ---------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
- ---------------------------------------------------------
                           7  SOLE VOTING POWER
  NUMBER OF                   0
    SHARES           -----------------------------------
BENEFICIALLY               8  SHARED VOTING POWER
  OWNED BY                    30,100
    EACH             -----------------------------------
 REPORTING                 9  SOLE DISPOSITIVE POWER
   PERSON                     0
    WITH             -----------------------------------
                          10  SHARED DISPOSITIVE POWER
                              30,100
- ------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    30,100
- ------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
- ------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.5%
- ------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
- ------------------------------------------------------------

- ---------------------
CUSIP NO. 413947102
- ---------------------
- ------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Tudor Global Trading LLC
     TIN:  13-3862744
- ------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
- ------------------------------------------------------------
3.   SEC USE ONLY

- ------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
- ------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
- ---------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
- ---------------------------------------------------------
                           7  SOLE VOTING POWER
  NUMBER OF                   0
    SHARES           -----------------------------------
BENEFICIALLY               8  SHARED VOTING POWER
  OWNED BY                    30,100
    EACH             -----------------------------------
 REPORTING                 9  SOLE DISPOSITIVE POWER
   PERSON                     0
    WITH             -----------------------------------
                          10  SHARED DISPOSITIVE POWER
                              30,100
- ------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    30,100
- ------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
- ------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.5%
- ------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     OO
- ------------------------------------------------------------

- ---------------------
CUSIP NO. 413947102
- ---------------------
- ------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Tudor BVI Futures, Ltd.
     TIN: n/a
- ------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
- ------------------------------------------------------------
3.   SEC USE ONLY

- ------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
- ------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
- -----------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         British Virgin Islands
- -----------------------------------------------------------------------
                                         7  SOLE VOTING POWER
  NUMBER OF                                 0
    SHARES                         -----------------------------------
BENEFICIALLY                             8  SHARED VOTING POWER
  OWNED BY                                  197,400
    EACH                           -----------------------------------
 REPORTING                               9  SOLE DISPOSITIVE POWER
   PERSON                                   0
    WITH                           -----------------------------------
                                        10  SHARED DISPOSITIVE POWER
                                            197,400
- ------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    197,400
- ------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
- ------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    3.3%
- ------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
- ------------------------------------------------------------

          This Amendment No. 1, dated May 10, 1996, to the Schedule 13D, dated March 8, 1996, relates to the common stock, par value $.01 per share ("Common Stock"), of Harris Computer Systems Corporation, a Florida corporation (the "Company"), and is being filed by Tudor Investment Corporation, a Delaware corporation ("TIC"), Paul Tudor Jones, II, a natural person and a citizen of the United States ("Mr. Jones"), The Raptor Global Fund Ltd., a company organized under the laws of the Cayman Islands ("Raptor Ltd."), The Raptor Global Fund L.P., a Delaware limited partnership ("Raptor L.P."), Tudor Arbitrage Partners L.P., a Delaware limited partnership ("TAP"), Tudor Global Trading LLC, a Delaware limited liability company ("TGT") and Tudor BVI Futures, Ltd., a corporation organized under the laws of the British Virgin Islands ("Tudor BVI", and collectively with TIC, Mr. Jones, Raptor Ltd., Raptor L.P., TAP, and TGT, the "Reporting Persons")./*/ The summaries of information on schedules attached hereto are qualified in their entirety by reference to such schedules, which are incorporated by reference herein.

          This Amendment No. 1 amends Item 5 of the Schedule 13D and restates Items 1, 2, 3, 4, 6 and 7 and Exhibit 1 in their entirety.

Item 1.   Security and Issuer
          -------------------

          This Schedule 13D relates to the Common Stock. The Company's principal executive offices are located at 2101 West Cypress Creek Road, Fort Lauderdale, Florida 33309.


Item 2.   Identity and Background.
          -----------------------

          The Reporting Persons are TIC, Mr. Jones, Raptor Ltd., Raptor L.P., TAP, TGT and Tudor BVI. The business address of each of TIC, Mr. Jones, Raptor L.P., TAP and TGT is c/o Tudor Investment Corporation, One Liberty Plaza, 51st Floor, New York, New York 10006. The business address of each of Raptor Ltd. and Tudor BVI is c/o Curacao International Trust Company N.V., Kaya Flamboyan 9, Curacao, Netherlands Antilles.

- ----------------
/*/ For purposes of this Statement on Schedule 13D the Reporting Persons have filed as a "group". Nevertheless, the Reporting Persons hereby disclaim that they are members of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

          TIC is an international money management firm that engages in proprietary trading and provides investment advice to Raptor Ltd., Raptor L.P., TAP, TGT and Tudor BVI, among others.

          Mr. Jones' principal employment is as Chairman and Chief Executive Officer of TIC of which he owns a majority of the capital stock and voting securities.

          Each of Raptor Ltd., Raptor L.P., TAP and Tudor BVI is an investment fund which principally invests in debt, equity, derivative securities and other financial instruments for the benefit of the holders of its partnership, stock and other capital securities.

          TGT is the sole general partner of TAP.

          The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each natural person that is a director or executive officer of TIC, TGT, Raptor Ltd. or Tudor BVI is set forth on Schedule I hereto and is incorporated by reference herein. TIC is the sole general partner of Raptor L.P.

          During the last five years, none of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Reporting Person or any person listed on Schedule I was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The shares of Common Stock beneficially owned by each of Raptor Ltd., Raptor L.P., TAP and Tudor BVI were acquired in open market purchases for cash on the dates and for the prices set forth on Schedule II hereto. The sources of the funds used to purchase the shares of Common Stock by each of the Reporting Persons were (i) capital contributions to such Reporting Person and (ii) the proceeds of transactions with respect to prior investments held by such Reporting Persons.

Item 4.   Purpose of Transaction.
          ----------------------

          Each of Raptor Ltd., Raptor L.P., TAP and Tudor BVI initially acquired the Common Stock beneficially owned by such Reporting Person for investment purposes. Each of such Reporting Persons intends to continue to evaluate their respective investments in Common Stock based on the Company's financial condition, results of operations and prospects as well as other then existing or anticipated facts and circumstances including general economic, market and other financial conditions. Accordingly, each of the Reporting Persons reserves the right to change its plans and intentions with respect to its investment in securities of the Company at any time, as it deems appropriate. In particular, each of the Reporting Persons may at any time and from time to time (i) acquire additional shares of Common Stock, (ii) dispose of Common Stock, or (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock. There can be no assurance that any Reporting Person will increase or decrease his investment in the Company or as to the number of shares of Common Stock or derivative securities that may be bought or sold in any such transactions.

          Except as set forth in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the transactions, actions or events enumerated in paragraphs (a) through
(j) of the instructions to Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Attached hereto as Schedule II is a list of the transactions by each of the Reporting Persons in Common Stock since March 8, 1996.

          Because TIC is the sole general partner of Raptor L.P. and provides investment advisory services to Raptor Ltd., Raptor L.P., TAP and Tudor BVI, TIC may be deemed to beneficially own the shares of Common Stock owned by each of such Reporting Persons. In addition, because Mr. Jones owns a majority of the capital stock and voting securities of TIC, Mr. Jones may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by TIC. TGT, as the sole general partner of TAP, may be deemed to beneficially own the shares of Common Stock owned by TAP.

          Based on the information provided by the Company that there are approximately 5,996,103 shares of Common Stock issued and outstanding, each Reporting Person beneficially owns (or, with respect to TIC, Mr. Jones and TGT, may be deemed to beneficially own) the number and percentage of outstanding shares of Common Stock listed in the responses to Items 11 and 13, respectively, of the cover page filed herewith for such Reporting Person. In addition, the number of shares of Common Stock beneficially owned (or, with respect to TIC, Mr. Jones and TGT, which may be deemed beneficially owned) by each Reporting Person with respect to which such Reporting Person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page filed herewith for such Reporting Person. The voting and dispositive power is reported as shared because each of the Reporting Persons (other than TIC and Mr. Jones) has the power to remove TIC as its investment advisor or general partner. Each of the Reporting Persons (other than TIC and Mr. Jones) expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person and each of TIC, Mr. Jones and TGT disclaim beneficial ownership of the Common Stock beneficially owned by Raptor Ltd., Raptor L.P., TAP, Tudor BVI and, in the case of TIC and Mr. Jones, TGT.

Item 6.   Contracts, Arrangements, Understandings
          or Relationships with Respect to Securities
          of the Issuer
          ------------------------------------------

          Except as set forth in this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Company.

Item 7.   Material to Be Filed as Exhibits
          --------------------------------

          (1)  Joint Filing Agreement

                              SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  May 10, 1996


                            TUDOR INVESTMENT CORPORATION



                            By:  /s/ Andrew S. Paul
                                 ---------------------
                            Name:  Andrew S. Paul
                            Title: Vice President &
                                General Counsel



                             /s/ Paul Tudor Jones, II
                             ------------------------
                            Paul Tudor Jones, II



                            THE RAPTOR GLOBAL FUND LTD.

                            By: TUDOR INVESTMENT CORPORATION,
                                  Trading Advisor


                                By:  /s/ Andrew S. Paul
                                     ----------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                    General Counsel



                            THE RAPTOR GLOBAL FUND L.P.

                            By: TUDOR INVESTMENT CORPORATION,
                                  General Partner



                                By:  /s/ Andrew S. Paul
                                     ----------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                    General Counsel

                            TUDOR ARBITRAGE PARTNERS L.P.

                            By: TUDOR GLOBAL TRADING LLC,
                                  General Partner



                                By:  /s/ Andrew S. Paul
                                     ----------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                    General Counsel



                            By: TUDOR GLOBAL TRADING LLC



                                By:  /s/ Andrew S. Paul
                                     ---------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                    General Counsel



                            TUDOR BVI FUTURES, LTD.

                            By: TUDOR INVESTMENT CORPORATION,
                                  Trading Advisor



                                By:  /s/ Andrew S. Paul
                                     ---------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                    General Counsel

                                                            Schedule I

                              EXECUTIVE OFFICERS AND DIRECTORS
                              OF THE REPORTING PERSONS

I.  TIC

          The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of TIC is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of TIC, (ii) the business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this Schedule 13D,
(iii) such person is a citizen of the United States and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

                              Principal Occupation/
Name                          Business Address
- ----                          -----------------------------

Paul Tudor Jones, II*    Chairman of the Board of Directors, Chief
                         Executive Officer of TIC.



Mark F. Dalton           Director, President and Chief Operating Officer of TIC.

Patrick A. Keenan        Director, Vice President and Chief Financial Officer of
                         TIC.

Mark A. Heffernan        Director of TIC. Mr. Heffernan trades in securities
Citizen of United        and other financial instruments for Tudor Proprietary
Kingdom                  Trading L.L.C., The Upper Mill, Kingston Road, Ewell,
                         Surrey KT17 2AF, England.

Andrew S. Paul           Director, Vice President, General Counsel and Corporate
                         Secretary of TIC.

Richard L. Fisher        Director of TIC.  Mr. Fisher is Vice President of
                         Investments and Acquisitions and a Managing Director of Dunavant Enterprises, Inc., 3797 Getwell Road, Memphis,
                         TN  38118.

- -------------
* See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock.

II.  RAPTOR LTD.

          The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Raptor Ltd. is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as set forth below, (ii) the business address of such person is c/o Inter Caribbean Services Ltd., (iii) such person is a citizen of the country set forth below and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

                                     Principal Occupation/
Name                                 Business Address
- ----                                 -------------------------------

Inter Caribbean Services Ltd.   Director of Raptor Ltd. The principal
Incorporated in British         place of business of Inter Caribbean
Virgin Islands                  Services Ltd. is c/o Curacao
                                International Trust Company N.V. ("CITCO"), Kaya
                                Flamboyan 9, Netherlands Antilles.

Bernard A. Loze                 Director of Raptor Ltd. Chairman and Chief
Citizen of France               Executive Officer of Loze et Associe, 43, Avenue
                                Marceau, Paris 75116, France, which is a consulting firm that provides financial and investment advice to international clients.

Arpad A. Busson                 Director of Raptor Ltd. Chairman of European
Citizen of France               Investment Managers, c/o Harney, Westwood &
                                Riegels, P.O. Box 71, Road Town, Tortola,
                                British Virgin Islands, which is a consulting and money management firm.

III.  TUDOR GLOBAL TRADING LLC

          The name and present principal occupation or employment of each executive officer of TGT is set forth below. The business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this Schedule 13D, each such person is a citizen of the United States and to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.


Name                           Principal Occupation
- ----                           ---------------------------------------

Paul Tudor Jones, II*    Chairman of the Board of Directors, Chief
                         Executive Officer of TIC.

Mark F. Dalton           Director, President and Chief Operating Officer of TIC.

Patrick A. Keenan        Director, Vice President and Chief Financial Officer of
                         TIC.

Andrew S. Paul           Director, Vice President, General Counsel and Corporate
                         Secretary of TIC.


- ----------------
* See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock.

IV.  TUDOR BVI

          The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Tudor BVI is set forth below. To the knowledge of the Reporting Persons, the below listed persons neither currently beneficially own nor have had any transactions in the Common Stock.


                                            Principal Occupation/
Name                                        Business Address
- ----                                        -------------------------------

Inter Caribbean Services Ltd.      Director of Tudor BVI.  See information under
                                   Raptor Ltd.

David P. d'Abrumenil               Director of Tudor BVI.
Citizen of United Kingdom          Chairman, Lionspring Enterprises Limited, 36
                                   John Street, London WC1N 2AT, England, which is a financial consulting firm.

Jean-Pierre Jacquemoud             Director of Tudor BVI. Attorney,
Citizen of Switzerland             Jacquemoud & Stanislas, 2, rue Bellow,
                                   Geneva 1206, Switzerland.

Bernard A. Loze                    Director of Tudor BVI.  See information
                                   under Raptor Ltd.

Arpad A. Busson                    Director of Tudor BVI.  See information
                                   under Raptor Ltd.

                                                            Schedule II


                                TRANSACTIONS

    All shares of Common Stock were purchased or sold in open market transactions for cash.

Tudor BVI
- ---------

Date     Transaction     # Shares     $/Share
- ----     -----------     --------     -------
4/3/96     Purchase            100     $16.500
5/7/96     Purchase         15,300     $16.375
5/7/96     Purchase          8,100     $16.650
5/7/96     Purchase          4,400     $17.675

Total Common Stock beneficially owned as of
the date this Schedule 13D:  197,400


Raptor L.P.
- -----------

Date     Transaction     # Shares     $/Share
- ------   -----------     --------     -------
5/7/96     Purchase          6,000     $16.375
5/7/96     Purchase          3,700     $16.650
5/7/96     Purchase          1,700     $17.675

Total Common Stock beneficially owned as of
the date of this Schedule 13D:  77,400


TAP
- ---

Date     Transaction     # Shares     $/Share
- ----     -----------     --------     --------
5/7/96    Purchase           2,400     $16.375
5/7/96    Purchase           1,800     $16.650
5/7/96    Purchase             700     $17.675

Total Common Stock beneficially owned as of
the date of this Schedule 13D:  30,100

Raptor Ltd.
- -----------

Date     Transaction     # Shares     $/Share
- ----     -----------     --------     -------

3/29/96   Purchase           6,000(a)     $16.333(a)
4/3/96    Purchase             100     $16.500
4/3/96    Purchase             500     $16.500
4/17/96   Purchase           7,000     $15.875
4/25/96   Purchase          10,000     $16.250
5/2/96    Purchase           5,000     $16.850
5/7/96    Purchase          11,300     $16.375
5/7/96    Purchase          11,400     $16.650
5/7/96    Purchase           3,200     $17.675

Total Common Stock beneficially owned as of
the date of this Schedule 13D:  146,600

(a)  Adjusted for a three for one stock split.

EXHIBIT INDEX
- -------------



Exhibit No.  Description             Page No.
- -----------  ----------------------  --------

 (1)         Joint Filing Statement    22